UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 6-K/A

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                DECEMBER 14, 2004

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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This amendment Form 6-K/A filing is being made due to a missing cover page and signature page, the original filing was timely filed on November 29, 2004

TDC TO LAUNCH EASYMOBILE IN UNITED KINGDOM

TDC HAS REACHED A RESELLER AGREEMENT WITH T-MOBILE, THE BRITISH MOBILE NETWORK OPERATOR, TO LAUNCH WEB-BASED MOBILE TELEPHONY SERVICES BASED ON THE SO-CALLED TELMORE CONCEPT IN UNITED KINGDOM IN MARCH 2005.

To leverage a successful launch into the British market, TDC will be using the easyMobile brand name and Telmore's founder, Frank Rasmussen, will be the CEO of the new entity.

The Telmore concept is essentially a simple and transparent pricing and self service concept, based on the selling of only SIM-cards combined with no handset subsidies and subscription fees, simple tariff structure, and an easy-to-use web-based customer interface. The concept focuses on lean operations, no high-street shops and limited marketing budgets. The concept has proven highly successful in Denmark, where it gained a 10% market share in only four years.

In August 2004, TDC entered into a brand license agreement with easyGroup, which gives TDC the opportunity to launch the easyMobile brand name on the Telmore concept in up to 12 European countries.

TDC has established Telmore International Holding which will administer the above mentioned activity. Further TDC have agreed with the corporate entity, "Investeringsselskabet af 25. oktober 2004 A/S", which is controlled by Frank Rasmussen, that it obtain 20% ownership of Telmore International Holding.

TDC A/S, Noeregade 21
0900 Copenhagen C
DK-Denmark

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

   DECEMBER 14, 2004                               /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations